MEXICAN STOCK EXCHANGE                                    QUARTER: 4  YEAR: 2002
SIFIC / ICS
STOCK EXCHANGE CODE: ICA
OPERATING SEGMENT CONSOLIDATED BALANCE SHEET
FROM JANUARY 1 TO DECEMBER 31 OF 2002 AND 2001
(Millions of Pesos)

                                               CONSOLIDATED        ADJUSTMENTS            SEGMENT 1             SEGMENT 2
                                           ------------------   ------------------    ------------------    ------------------
                                           Present   Previous   Present   Previous    Present   Previous    Present   Previous
                                             Year      Year        Year      Year       Year       Year       Year       Year
Ref. CONCEPTS                              --------  --------   --------  --------    --------  --------    --------  --------
s01 TOTAL ASSETS .....................     14,162     18,610    (10,046)  (29,864)     6,062      7,901      5,556      6,389

s02 CURRENT ASSETS ...................      6,701      9,661       (820)   (3,589)     4,272      6,392      1,753      2,897

s03 NON CURRENT RECEIVABLES ..........      4,784      5,577     (9,034)  (24,863)       416       (175)     3,763      3,441

s04 INVESTMENT IN AFFILIATED COMPANIES        913      1,261     (9,378)  (24,423)       298       (204)       228        216

s05 OTHER INVESTMENT .................      3,871      4,316        344      (440)       119         30      3,535      3,226

s06 PROPERTY, PLANT AND EQUIPMENT, NET      1,323      2,206       (116)     (352)       825      1,116         10         25

s07 PROPERTY, PLANT AND EQUIPMENT ....      3,494      5,147         34        22      2,411      3,055         81        112

s08 ACCUMULATED AMORTIZATION .........     (2,171)    (2,941)      (150)     (374)    (1,586)    (1,939)       (71)       (87)

s09 OTHER ASSETS, NET ............. ..      1,354      1,167        (77)   (1,060)       549        567         29         25

s10 TOTAL LIABILITIES ................     10,318     13,223       (924)   (5,247)     4,592      6,861      2,383      4,125

s11 CURRENT LIABILITIES ..............      6,064      8,940       (921)   (4,156)     4,366      6,462      1,351      2,321

s12 LONG TERM DEBT ...................      4,243      4,281         (3)   (1,090)       216        397      1,032      1,804

s13 DEFERRED LOANS ...................         11          2          0         0         10          2          0          0

s14 STOCKHOLDERS EQUITY ..............      3,845      5,387     (9,122)  (24,618)     1,470      1,040      3,173      2,264

s15 STOCKHOLDERS EQUITY MAJORITY .....      3,693      5,229     (8,613)  (24,156)       909        594      3,140      2,221

s16 CONTRIBUITED CAPITAL .............      5,980      6,087    (16,902)  (32,153)     4,370      4,057      6,120      5,782

s17 INCREASE (DECREASE) CAPITAL ......     (2,288)      (858)     8,289     7,997     (3,461)    (3,463)    (2,980)    (3,562)

s18 NET CASH FLOW ....................          0          0          0         0          0          0          0          0

                                                SEGMENT 3              OTHERS
                                           ---------------------------------------
                        Present Previous Present Previous
                                             Year      Year       Year      Year
                                           ------- ----------   -------   --------
s01 TOTAL ASSETS .....................      3,883      3,976      8,707    30,210

s02 CURRENT ASSETS ...................      1,693      1,845       (198)    2,115

s03 NON CURRENT RECEIVABLES ..........      2,023      1,442      7,616    25,732

s04 INVESTMENT IN AFFILIATED COMPANIES      1,952      1,258      7,814    24,415

s05 OTHER INVESTMENT .................         71        184       (198)    1,317

s06 PROPERTY, PLANT AND EQUIPMENT, NET         52        453        551       963

s07 PROPERTY, PLANT AND EQUIPMENT ....         77        516        891     1,441

s08 ACUMULATED AMORTIZATION ..........        (24)       (63)      (340)     (478)

s09 DEFERRED ASSETS, NET .............        114        235        739     1,400

s10 TOTAL LIABILITIES ................        618      1,050      3,649     6,434

s11 CURRENT LIABILITIES ..............        564        772        704     3,541

s12 LONG TERM DEBT ...................         54        278      2,945     2,893

s13 DEFERRED LOANS ...................          1          1          0         0

s14 STOCKHOLDERS EQUITY ..............      3,265      2,926      5,058    23,776

s15 STOCKHOLDERS EQUITY MAJORITY .....      3,196      2,819      5,060    23,752

s16 CONTRIBUITED CAPITAL .............      4,846      3,893      7,546    24,508

s17 INCREASE (DECREASE) CAPITAL ......     (1,650)    (1,075)    (2,486      (756)

s18 NET CASH FLOW ....................          0          0          0         0

SEGMENT 1: CONSTRUCTION
SEGMENT 2: INFRASTRUCTURE OPERATIONS
SEGMENT 3: REAL ESTATE AND HOUSING DEVELOPMENT



MEXICAN STOCK EXCHANGE                                    QUARTER: 4  YEAR: 2002
SIFIC / ICS
STOCK EXCHANGE CODE: ICA
OPERATING SEGMENT CONSOLIDATED INCOME STATEMENTS
FROM JANUARY 1 TO DECEMBER 31 OF 2002 AND 2001
(Millions of Pesos)
Final Printing

                                              CONSOLIDATED         ADJUSTMENTS             SEGMENT 1             SEGMENT 2
                                           ------------------   ------------------    ------------------    ------------------
                                           Present   Previous   Present   Previous    Present   Previous    Present   Previous
                                             Year      Year        Year      Year       Year       Year       Year       Year
Ref. CONCEPTS                              --------  --------   --------  --------    --------  --------    --------  --------
r01 NET REVENUES .........................   7,983     9,822    (1,371)   (1,683)     6,588       8,608        618         813

r02 EXTERNAL REVENUES ....................   7,984     9,823         0         0      6,306       8,004        557         766

r03 INTERSEGMENT REVENUES ................       0        (1)   (1,371)   (1,683)       283         605         61          47

r04 GROSS PROFIT .........................   1,118       671      (354)     (462)       930         239        266         734

r05 OPERATING EXPENSES ...................     969     1,449      (266)       56        845         648         99          62

r06 OPERATING (INCOME) LOSS ..............     149      (778)      (88)     (518)        85        (409)       167         672

r07 FINANCING COST NET ...................     436       513       (11)      (98)        (0)         (1)       134         320

r08 INTEREST EXPENSE ....................      572     1,017      (138)      176        133         169        125         248

r09 INTEREST INCOME .....................     (165)     (414)      144      (274)      (126)       (281)       (44)         70

r10 GAIN FROM MONETARY POSITION ..........      30       (90)      (17)        0         (8)        111         52           3

r11 OTHER EXPENSE, NET ...................     217     3,023      (115)     (504)       349         649          0       1,609

r12 INCOME (LOSS) BEFORE INCOME TAX ......    (503)   (4,314)       37        84       (263)     (1,057)        33      (1,258)

r13 INCOME TAX EXPENSE ...................     564       194      (148)       55        258          60         18          14

r14 INCOME (LOSS) AFTER  INCOME TAX ......  (1,067)   (4,508)      185        29       (521)     (1,118)        15      (1,272)

r15 SHARE IN NET LOSS OF AFFILIATED
     COMPANIES ...........................    (126)      (56)      909      (884)      (180)         63         13          52

r16 INCOME (LOSS) FROM CONTINUING
     OPERATIONS ..........................  (1,193)   (4,564)    1,094      (856)      (701)     (1,055)        28      (1,220)

r17 INCOME FROM DISCONTINUED
     OPERATIONS ..........................       0       261         0       (46)         0           0          0           0

r18 CONSOLIDATED NET INCOME (LOSS)
      BEFORE EXTRAORDINARY ITEM ..........  (1,193)   (4,303)    1,094      (901)      (701)     (1,055)        28      (1,220)

r19 EXTRAORDINARY ITEM ...................       0         0         0         0          0           0          0           0

r20 NET EFFECT AT THE BEGINNING OF THE YEAR
      BY CHANGES IN ACCOUNTING PRINCIPLES .     0         0         0         0          0           0         0            0

r21 CONSOLIDATED NET (LOSS) INCOME .......  (1,193)   (4,303)    1,094      (901)      (701)     (1,055)       28       (1,220)

r22 NET INCOME OF MINORITY INTEREST ......     130       188         8        12        127         166         0           28

r23 NET LOSS OF MAJORITY INTEREST ........  (1,323)   (4,491)    1,086      (914)      (828)     (1,221)       27       (1,248)


                                                SECTOR 3              OTHERS
                                           ---------------------------------------
                        Present Previous Present Previous
                                             Year      Year       Year      Year
                                           ------- ----------   -------   --------
r01 NET REVENUES .........................    1,328      918       820     1,167

r02 EXTERNAL REVENUES ....................      921      770       201       283

r03 INTERSEGMENT REVENUES ................      407      147       619       884

r04 GROSS PROFIT .........................      249      (71)       28       232

r05 OPERATING EXPENSES ...................      123      176       169       507

r06 OPERATING (INCOME) LOSS ..............      126     (247)     (141)     (276)

r07 FINANCING COST NET ...................      (17)      48       330       244

r08 INTERESES PAGADOS ....................       33       40       417       385

r09 INTEREST EXPENSE .....................      (33)      (2)     (107)       73

r10 GAIN FROM MONETARY POSITION ..........      (17)      10        20      (214)

r11 OTHER EXPENSE, NET ...................      241      358      (259)      910

r12 INCOME (LOSS) BEFORE INCOME TAX ......      (99)    (653)     (212)   (1,430)

r13 INCOME TAX EXPENSE ...................       97       47       339        17

r14 INCOME (LOSS) AFTER  INCOME TAX ......     (195)    (700)     (551)   (1,447)

r15 SHARE IN NET LOSS OF AFFILIATED
     COMPANIES ...........................     (715)     209      (152)      504

r16 INCOME (LOSS) FROM CONTINUING
     OPERATIONS ..........................     (910)    (491)     (703)     (942)

r17 INCOME FROM DISCONTINUED
     OPERATIONS ..........................        0        0         0       307

r18 CONSOLIDATED NET INCOME (LOSS)
      BEFORE EXTRAORDINARY ITEM ..........     (910)    (491)     (703)     (636)

r19 EXTRAORDINARY ITEM ...................        0        0         0         0

r20 NET EFFECT AT THE BEGINNING OF THE YEAR
     BY CHANGES IN ACCOUNTING PRINCIPLES          0        0         0         0

r21 CONSOLIDATED NET (LOSS) INCOME .......     (910)    (491)     (703)     (636)

r22 NET INCOME OF MINORITY INTEREST ......       (3)      17        (3)      (35)

r23 NET LOSS OF MAJORITY INTEREST ........     (908)    (508)     (701)     (600)

SEGMENT 1: CONSTRUCTION
SEGMENT 2: INFRASTRUCTURE OPERATIONS
SEGMENT 3: REAL ESTATE AND HOUSING DEVELOPMENT



MEXICAN STOCK EXCHANGE                                    QUARTER: 4  YEAR: 2002
SIFIC / ICS
STOCK EXCHANGE CODE: ICA
GEOGRAPHICAL AREAS SEGMENT CONSOLIDATED BALANCE SHEET
FROM JANUARY 1 TO DECEMBER 31 OF 2002 AND 2001
(Millions of Pesos)
Final Printing

REF. RS  CONCEPTS                             CONSOLIDATED          ADJUSTMENTS           COUNTRY 1            COUNTRY 2
                                           ------------------   ------------------    ------------------    ------------------
                                           Present   Previous   Present   Previous    Present   Previous    Present   Previous
                                             Year      Year        Year      Year       Year       Year       Year       Year
Ref. CONCEPTS                              --------  --------   --------  --------    --------  --------    --------  --------
s01 TOTAL ASSETS ..........................14,162     18,610    (10,046)  (29,864)     17,669     41,728     6,539      6,746

s02 CURRENT ASSETS ........................ 6,701      9,661       (820)   (3,589)      5,601     10,235     1,920      3,014

s03 NON CURRENT RECEIVABLES ............... 4,784      5,577     (9,034)  (24,863)      9,598     27,228     4,220      3,212

s04 INVESTMENT IN AFFILIATED COMPANIES ....   913      1,261     (9,378)  (24,423)      8,643     25,228     1,648        456

s05 OTHER INVESTMENTS ..................... 3,871      4,316        344      (440)        955      1,999     2,572      2,757

s06 PROPERTY, PLANT AND EQUIPMENT, NET .... 1,323      2,206       (116)     (352)      1,061      2,083       378        475

s07 PROPERTY, PLANT AND EQUIPMENT, NET .... 3,494      5,147         34        22       2,340      3,840     1,120      1,285

s08 ACCUMULATED AMORTIZATION ............. (2,171)    (2,941)      (150)     (374)     (1,279)    (1,757)     (742)      (810)

s09 OTHER ASSETS .......................... 1,354      1,167        (77)   (1,060)      1,409      2,183        21         45

s10 TOTAL LIABILITIES .....................10,318     13,223       (924)   (5,247)      8,169     13,802      3,073     4,669

s11 CURRENT LIABILITIES ................... 6,064      8,940       (921)   (4,156)      4,697      9,949      2,287     3,148

s12 LONG TERM DEBT ........................ 4,243      4,281         (3)   (1,090)      3,471      3,851        775     1,521

s13 DEFERRED LOANS ........................    11          2           0        0           1          2         10         1

s14 STOCK HOLDERS EQUITY .................. 3,845       5,387     (9,122) (24,618)      9,500     27,927      3,466     2,078

s15 STOCK HOLDERS EQUITY MAYORITY ......... 3,693       5,229     (8,613) (24,156)      9,054     27,536      3,251     1,850

s16 CONTRIBUITED CAPITAL .................. 5,980       6,087    (16,902) (32,153)     16,853     33,942      6,029     4,299

s17 INCREASE (DECREASE) CAPITAL ...........(2,288)       (858)     8,289    7,997      (7,799)    (6,406)    (2,778)   (2,449)

s18 NET CHASH FLOW ........................     0           0          0        0           0          0          0         0

PAIS 1:  DOMESTIC
PAIS 2:  FOREIGN

MEXICAN STOCK EXCHANGE                                    QUARTER: 4  YEAR: 2002
SIFIC / ICS
STOCK EXCHANGE CODE: ICA
GEOGRAPHICAL AREAS CONSOLIDATED INCOME STATEMENTS
FROM JANUARY 1 TO DECEMBER 31 OF 2002 AND 2001
(Millions of Pesos)
Final Printing

                                             CONSOLIDATED          ADJUSTMENTS            COUNTRY 1            COUNTRY 2
                                          ------------------   ------------------    ------------------    ------------------
                                           Present   Previous   Present   Previous    Present   Previous    Present   Previous
Ref. CONCEPTS                                Year      Year        Year      Year       Year       Year       Year       Year
                                           --------  --------   --------  --------    --------  --------    --------  --------
r01 NET REVENUES ........................   7,983      9,822     (1,371)   (1,683)     7,029      8,249      2,325      3,257

r02 EXTERNAL REVENUES ...................   7,984      9,823          0         0      5,658      6,566      2,325      3,257

r03 INTERSEGMENT REVENUES ...............       0         (1)    (1,371)   (1,683)     1,371      1,683          0          0

r04 GROSS PROFIT .......................    1,118        671       (354)     (462)     1,244        787        229        345

r05 OPERATING EXPENSES ..................     969      1,449       (266)       56        986      1,027        249        366

r06 OPERATING (INCOME) LOSS .............     149       (778)       (88)     (518)       258       (239)       (20)       (21)

r07 FINANCING COST NET ..................     436        513        (11)      (98)       349        497         98        114

r08 INTEREST EXPENSE ....................     572      1,017       (138)      176        596        644        113        197

r09 INTEREST INCOME .....................    (165)      (414)       144      (274)      (268)       (59)       (42)       (80)

r10 GAIN FROM MONETARY POSITION .........      30        (90)       (17)        0         20        (88)        27         (2)

r11 OTHER EXPENSE, NET ..................     217      3,023       (115)     (504)       267      3,639         64       (113)

r12 INCOME (LOSS) BEFORE INCOME TAX .....    (503)    (4,314)        37        84       (358)    (4,375)      (183)       (23)

r13 INCOME TAX EXPENSE ..................     564        194       (148)       55        683        124         29         14

r14 INCOME (LOSS) AFTER  INCOME TAX .....  (1,067)    (4,508)       185        29     (1,041)    (4,499)      (212)       (37)

r15 SHARE IN NET LOSS OF AFFILIATED
       COMPANIES ..........................  (126)       (56)       909      (884)      (787)     1,112       (248)      (284)

r16 INCOME (LOSS) FROM CONTINUING
       OPERATIONS ........................ (1,193)    (4,564)     1,094      (856)    (1,828)    (3,387)      (460)      (321)

r17 INCOME FROM DISCONTINUED
       OPERATIONS ........................      0        261          0       (46)         0        307          0          0

r18 CONSOLIDATED NET INCOME (LOSS)
       BEFORE EXTRAORDINARY ITEM ......... (1,193)    (4,303)     1,094      (901)    (1,828)    (2,941)      (460)      (460)

r19 EXTRAORDINARY ITEM ..................       0          0          0         0          0          0          0          0

r20 NET EFFECT AT THE BEGINNING OF THE YEAR
     BY CHANGES IN ACCOUNTING PRINCIPLES        0          0          0         0          0          0          0          0

r21 CONSOLIDATED NET (LOSS) INCOME ......  (1,193)    (4,303)     1,094      (901)    (1,828)    (2,941)      (460)      (460)

r22 NET INCOME OF MINORITY INTEREST .....     130        188          8        12        124         93         (2)        82

r23 NET LOSS OF MAJORITY INTEREST ......   (1,323)    (4,491)     1,086      (914)    (1,951     (3,174)      (458)      (403)

COUNTRY 1:  DOMESTIC
COUNTRY 2:  FOREIGN